CONSENT OF MCDANIEL & ASSOCIATES CONSULTANTS LTD.

The Board of Directors

Paramount Energy Operating Corp., as Administrator of

Paramount Energy Trust

We hereby consent to the reference to us in the registration statement on Form 40-F of Paramount Energy Trust and to the incorporation by reference therein of our reports dated January 30, 2007.

McDaniel & Associates Consultants Ltd.

“signed by P. A. Welch”

________________________________

P. A. Welch, P. Eng.

President & Managing Director

March 13, 2007

Calgary, Alberta

2200, Bow Valley Square 3, 255 – 5 Avenue SW, Calgary AB  T2P 3G6   Tel: (403) 262-5506   Fax: (403) 233-2744

www.mcdan.com